May 3, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Sherry Haywood

Ms. Pamela Long

Re:	Gevo, Inc.

Registration Statement on Form S-3

File No. 333-180097 (the “Registration Statement”)

Dear Ms. Haywood and Ms. Long:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Gevo, Inc. (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement to 4:00 p.m. on May 8, 2012, or as soon thereafter as practicable.

In connection with this request for acceleration, the Company hereby acknowledges that:

•

should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities covered by the Registration Statement.

It would be appreciated if, as soon as the Registration Statement has become effective, you would so inform Teri O’Brien by telephone at (858) 458-3031.

Very truly yours,

GEVO, INC.

By:	/s/ Brett Lund
Name: Brett Lund
Title: ExecutiveVice President, General Counsel and Secretary